 Chunghwa Telecom

August 08, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jul 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Jul	Net sales	18,431,048	18,633,180	(-)202,132	(-)1.08%

Jan-Jul	Net sales	129,265,195	131,088,129	(-)1,822,934	(-)1.39%

b                  Trading purpose : None